SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 10, 2006

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: October 10, 2006

* Print the name and title of the signing officer under his signature.

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1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.rockwellventures.com

ROCKWELL ANNOUNCES RECORD NUMBER OF
LARGE DIAMONDS IN SEPTEMBER

October 10, 2006 Vancouver, BC - Rockwell Ventures Incorporated ("Rockwell" or the "Company") (TSXV: RVI; OTCBB: RVINF) and Durnpike Investments (Pty) Limited ("Durnpike"), a private South African company, are pleased to announce large high value gemstone diamond recoveries from two South African alluvial diamond properties: the Holpan-Klipdam, located north of Kimberley, and Wouterspan, located on the middle Orange River west of Kimberley.

At Wouterspan, stones of 23.73 carats, 35.73 carats, 78.62 carats and 86.35 carats were recovered during September. The 23.73 and 78.62 carat stones are of exceptional clarity and colour with characteristics similar to the large 156 carat D-flawless stone reported in a press release on July 24, 2006. The remaining two large stones are clean light yellow stones typical of this deposit. All of these stones are presently subject to an appraisal and valuation.

At Holpan-Klipdam, four stones in excess of 20 carats each were recovered during September; the largest is a high quality white stone of 43.95 carats. These stones are also currently undergoing assessment and valuation.

In 2006, Wouterspan has produced 42 stones larger than 20 carats and Holpan-Klipdam mining operations have yielded 24 stones larger than 20 carats.

At its previous sale of diamonds (13 September 2006), representing less than 10 days of production, 444.94 carats of run of mine production from Wouterspan achieved a sale price of US$1051 per carat and 572.50 carats of run of mine production from Holpan-Klipdam achieved a sale price of US$1022 per carat.

Rockwell President and COO John Bristow commented: "Management is encouraged by the on-going improvements being made at the operations in the Kimberley area and the regular recovery of the exceptional "specials" (+2 carats and above stones) as noted above. The production mix from the Kimberley operations ensures that the Company is uniquely placed in one of the highest value segments of the world diamond production. The size and quality of these stones provide the Company with the opportunity to further leverage its revenue potential".

On a worldwide basis, 2-carat and larger diamonds comprise only 7% of world production, but account for about 45% of the value of that production.

Diamonds produced at Wouterspan in September
23.73 carat (on left) and 78.62 carat (on right)

The Holpan/Klipdam and Wouterspan properties are two of four alluvial properties in which Rockwell can gain an interest by acquiring Durnpike, pursuant to an agreement in principle announced on June 30, 2006. The other properties are the Galputs Minerale in South Africa and the Kwango River Project in the Democratic Republic of Congo. In addition to the operating alluvial operations at Holpan-Klipdam and Wouterspan in the Kimberley district, Rockwell is also pursuing other alluvial projects in RSA, including Galputs. In the DRC, the Company is in the process of establishing logistics and undertaking a geological investigation of an alluvial project on the Kwango River in the southwestern portion of the country.

For further details on Rockwell Ventures Inc., please visit the Company's website at ww.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.